



pocketpropertiesapp 7h
WEFUNDER
pocket properties
Do you want to be an early investor in Pocket Properties - a fractional real estate trading platform?
Click the link in our bio to invest in our app with as little as $100!
pocket properties
SEC COMPLIANCE
WE ARE "TESTING THE WATERS" TO GAUGE INVESTOR INTEREST IN AN OFFERING UNDER REGULATION CROWDFUNDING. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED. IF SENT, IT WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES WILL BE ACCEPTED. NO PART OF THE PURCHASE PRICE WILL BE RECEIVED UNTIL A FORM C IS FILED AND ONLY THROUGH WEFUNDER'S PLATFORM. ANY INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY



YOU'RE OUR **ONLY** HOPE!



Early Investing is Closing Soon!

We're **less than $2,000** away from hitting our first <u>WeFunder</u>
(https://shoutout.wix.com/so/5dNihClmh/c?
w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1
IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnR

pZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTk
zLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) **funding goal** and
we need your help to finish out this first capital raise.

Click the link below to help us change the real estate
markets forever!

INVEST IN POCKET PROPERTIES

(https://shoutout.wix.com/so/5dNihCImh/c?
w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1
IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnR
pZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTk
zLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

Thanks again to everyone who's invested in our WeFunder
(https://shoutout.wix.com/so/5dNihCImh/c?
w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1
IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnR
pZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTk
zLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) campaign. Each one
of your contributions mean a lot to us!

INVEST IN POCKET PROPERTIES

(https://shoutout.wix.com/so/5dNihCImh/c?
w=c_MDVKaxwuYFZkg8_RgkjE1FFw3ibcLqudrf9LDt8DQ.eyJ1
IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnR
pZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTk
zLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/5dNihClmh/c?w=sCjwAPsKGiGygKpD-4jw8ad-NuROcn_lJmUzzMZ7bqg.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)



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BIG UPDATES FROM POCKET PROPERTIES



Overview

Real estate is the most powerful wealth building tool next to an education. Shouldn't everyone have access and not just millionaire investors? Together we'll put property ownership back in the hands of the people.

Greetings to our amazing **supporters** and as always special **thank you** to everyone who's helping us make this vision possible by investing in Pocket Properties through our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c? w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6L y93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAt MWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzliwibSI6Imxwln0)! It's been a while since our last update and we have lots of exciting news to share with you.

Announcements

$30M In Lender Funds: This is a big win for us! We're excited to be able to make this possible because it means we're on target to offer our customers the MOST variety in fractional real estate.These funds are to be used for residential real estate acquisitions. The team is currently sourcing origination costs for the loan so your investments to our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c? w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6L y93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAt MWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzliwibSI6Imxwln0) mean a LOT!

Affiliates: We're pleased to announce the addition of our first three affiliate marketing partners. These influencers are going to help spread word about Pocket Properties and our mission to make real estate investing and wealth creation accessible to EVERYONE! These partners include Youtubers like JMac Investing & Ryanmoody21, as well as professional lacrosse player Callum Robinson of the Atlas Lacrosse Club.

Rollout Timeline:
October 1st 2021- Blog & Real Estate Education App (Available For Everyone)
November 1st 2021- Closed Site Alpha (For Accredited Investors Only)
December 31st 2021- Banking Integration (Available For Everyone)
February 28th 2022- Debit Issuance & Instant Lending (Available For Everyone)
May 1st 2022- Fractional Real Estate Trading Platform (Available For Everyone)

Perks of Investing: If you didn't know we've set up some pretty incredible gifts for our supporters who invest through our <u>WeFunder</u> (https://shoutout.wix.com/so/d5Nhvo-B2/c? w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6L y93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAt MWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzliwibSI6Imxwln0). For those who invest $1K or over you get a purple Pocket Properties branded mock turtleneck for those who invest $5K or more we'll even throw in a Pocket Properties hat!

Over 1700 Waitlist Members: With the help of our affiliates and more than a bit of enthusiasm from the Algorand community we've been able to reach even more folks who are excited about a future with fractional real estate. Let's continue to spread the word in our own circles, it's on us to let our friends and families know how important real estate is to life planning.

Bank Partners: I know, we surprised ourselves with this one too. Initially our team was anticipating banking services being available on our platform around year two or three. However after having a couple banks reach out to us the team decided that these features should be incorporated into the earliest version of the app possible! We've narrowed the decision down and will go with the partner that offers our customers the best benefits, we look forward to updating you all once we've decided on a partner.

Broker Dealer Partners: Here's an update for our compliance nerds out there. Of COURSE we're talking to broker dealers. In order to build this industry for you and give you the best trading experience it's incredibly important to ensure SEC compliance. With that said we've narrowed our decision down to three incredible potential partners and we'll make the announcement when the decision is made!

Website Update Coming: In the coming weeks we'll be rolling out an updated, then eventually an all new website with a design that's more in line with our apps theme and feel. We've partnered with our friends at KiwiTech for this undertaking and we're eager to share the updates with you.

The Next Steps
Moving Forward we're raising capital to build our MVP for release in November and for our loan origination costs so that we may begin acquiring real estate. We're estimating this alone will cost over $200K.

Join our mission of making wealth creation through real estate possible for the 90% by investing in and sharing our WeFunder (https://shoutout.wix.com/so/d5Nhvo-B2/c?

w=wAqJktDOUdYYXHFFMRPdg3sn27qZID9llbuSes8TPX8.eyJ1IjoiaHR0cHM6L
y93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAt
MWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0)
campaign.

Again the **Pocket Properties** team wants to thank everyone who has invested
so far, we are counting down the days until the Pocket Properties roll out
begins October 1st **of 2021**!

*SEC Compliance (https://shoutout.wix.com/so/d5Nhvo-B2/c?
w=YQWFuhoKw8ALXgWEDLqOKsO4lhOFKTOAg8FDnf1k74g.eyJ1IjoiaHR0cHM6Ly9oZ
WxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlz
Y2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjM
iLCJtIjoibHAifQ)

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Invest → (https://shoutout.wix.com/so/d5Nhvo-B2/c?
w=2FRztyyUX6YKu3eJVuvXDW96ZrEJY_0Q2IRC_dj

POCKET PROPERTIES **NEEDS** YOUR HELP



Greetings Everyone!

We're sending this message out because we're **incredibly close** to hitting our first WeFunder (https://shoutout.wix.com/so/85NhjhDbe/c? w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey

J1ljoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3Blc nRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mN TkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) **funding goal** and we need your help to finish out this first capital raise.

Click the link below to help us change the real estate markets forever!

INVEST IN POCKET PROPERTIES

(https://shoutout.wix.com/so/85NhjhDbe/c? w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey J1ljoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3Blc nRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mN TkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

Thanks again to everyone who's invested in our WeFunder (https://shoutout.wix.com/so/85NhjhDbe/c? w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey J1ljoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3Blc nRpZXMuYXBwIiwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mN TkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) campaign. Each one of your contributions mean a lot to us!

INVEST IN POCKET PROPERTIES

(https://shoutout.wix.com/so/85NhjhDbe/c? w=HQFVjjymuhCxwz1jZPfGPoE913HMACQ6wWta1szoJ_w.ey

J1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3Blc
nRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mN
TkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/85NhjhDbe/c?w=JW2O4v5X31PQ-
WpX6rUc98h2mTpjP7plJHXBHWQfH14.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLm
NvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJm
NGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjIiLCJtIjoibHAifQ)

Share



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t.wix
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Our Site →
(https://shoutout.wix.com/so/85NhjhDbe/c?

JOIN THE LIST OF **EARLY INVESTORS** IN POCKET PROPERTIES !





Overview

Greetings to our **incredible supporters** and a special **thank you** to everyone who's invested through our WeFunder (https://shoutout.wix.com/so/65NcaDmCA/c?w=Fuyi90NguN34jmeMV1QYiSoqXC1Wd3f86dcyhI5KApU.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0cHJvcGVydGllc2FwcC8iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0)! The growing Pocket Properties team has been hard at work to bring our **vision to life**, of making real estate investing **accessible** and **affordable** for everyone.

We're inviting you to participate in our **Q&A Panel 5/29/21** at 12pm EST. Send your questions to the **Pocket Properties** team and get your fractional real estate questions answered!

To RSVP: Email throne@thronecg.com (https://shoutout.wix.com/so/65NcaDmCA/c?w=o7lQHjblBzEl5W-equDhg22hEMG5CVbseKAPFPoPazw.eyJ1IjoibWFpbHRvOnRocm9uZUB0aHJvbmVjZy5jb20iLCJyIjoiZjRjOTAxNzAtMWM0YS00YTMxLWY1OTMtNjZlNTAwMjQzYjIzIiwibSI6ImxwIn0) **with**
" Pocket Properties Q&A Panel" in the subject line.

Announcements

We are continuing to build the **team** by bringing in the **best** talent in **key** areas like product development, marketing, finance, and operations. We have now over **10** full and part-time team members working around the clock to make this trading platform possible for **you**!

Again, the **Pocket Properties** team wants to thank everyone who has invested so far, we are counting down the months until our platform's targeted launch in **December of 2021**!

Much of our current launch **delay** is tied to the heavy legal costs associated with becoming the **stock exchange for real estate**, by **investing** you could help **speed up** our launch date. In the meantime our team will continue doing everything in our power to bring **you** the **best trading platform** for fractional real estate investing at the soonest date possible.

Click the link below to find out how you can get involved with ONLY $100!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/65NcaDmCA/c?w=pg34_d3ymMoU9VwerSiKd_BsYVLrNI2oGZLpGEeN87Y.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwliwicil6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/65NcaDmCA/c?w=S217Zip6lGpf5hrCl-Upe-6pEA23XgrdlDSDw_ZGiD8.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)



Share

(https://shoutout.wix.co

Our Site

(https://shoutout.wix.com/so/65NcaDmCA/c?

JOIN THE LIST OF **EARLY INVESTORS** IN **POCKET PROPERTIES !**



Overview

Greetings everyone! We want to say **THANK YOU** to everyone who's helping us realize our mission to democratize investing by funding our WeFunder (https://shoutout.wix.com/so/88NbK8rdf/c?w=dtOikNfOCWrT29qLFRyjI4-J3HZNsBW37ILRm167uSo.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9) c ampaign. Each one of your contributions means a lot to us!

Click the link below to be an early investor in the Pocket Properties App with **ONLY** $100!

INVEST IN POCKET PROPERTIES (https://shoutout.wix.com/so/88NbK8rdf/c?w=dtOikNfOCWrT29qLFRyjl4-J3HZNsBW37ILRm167uSo.eyJ1IjoiaHR0cHM6Ly93ZWZ1bmRlci5jb20vcG9ja2V0LnByb3BlcnRpZXMuYXBwIiwiciI6ImY0YzkwMTcwLTFjNGEtNGEzMS1mNTkzLTY2ZTUwMDI0M2IyMyIsIm0iOiJscCJ9)

*SEC Compliance (https://shoutout.wix.com/so/88NbK8rdf/c?w=EVKxvh1BtmtvQSfDoDZSZjn4xkM0H7iH_1z1BbJbkCs.eyJ1IjoiaHR0cHM6Ly9oZWxwLndlZnVuZGVyLmNvbS9lbl9VUy90ZXN0aW5nLXRoZS13YXRlcnMtbGVnYWwtZGlzY2xvc3VyZSIsInIiOiJmNGM5MDE3MC0xYzRhLTRhMzEtZjU5My02NmU1MDAyNDNiMjMiLCJtIjoibHAifQ)

Announcements

Our team believes it's important to give **ALL** of our investors the same opportunity to ask questions and talk about their ideas for **Pocket Properties** and fractional real estate.

This is why we're inviting you to participate in our **Q&A Panel 5/29/21** at 12pm EST. Talk with the **Pocket Properties** team and get your fractional real estate questions answered!

RSVP with your email below!

RSVP

Add your email...

JOIN Q&A PANEL

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

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Can you vouch for John?



VOUCH FOR JOHN

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About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

